Exhibit 21.01

Subsidiaries of Chegg, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Cramster, Inc.	California
Cramster Holding Corp.	California
Chegg Holding LLC	Delaware
Chegg India Private Limited	India
Chegg M.E. Ltd	Israel
Imagine Easy Solutions, LLC	Delaware
Imagine Easy Technology Solutions GmbH	Germany
Thinkful, Inc. dba Chegg Skills	Delaware
Mathway LLC	Delaware
Verbling, Inc.	Delaware
Busuu Online S.L.	Spain
Busuu Limited	United Kingdom
Busuu Technology S.L.U.	Spain